UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

2020 Annual General Meeting of International Game Technology PLC

On May 25, 2020, International Game Technology PLC (“IGT PLC” or the “Company”) announced the release of its Notice of 2020 Annual General Meeting (“2020 AGM”) and Annual Report and Accounts for the fiscal year ended December 31, 2019.  The 2020 AGM will be held at the registered office of the Company at Marble Arch House, 66 Seymour Street, Second Floor, London, England, W1H 5BT on June 25, 2020 at 3:00pm British Summer Time (BST).

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	Notice of Annual General Meeting dated May 25, 2020

99.2	International Game Technology PLC Annual Report and Accounts for the fiscal year ended December 31, 2019

99.3	2020 Annual General Meeting Proxy Card

99.4	Press release dated May 25, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of Annual General Meeting dated May 25, 2020

99.2	International Game Technology PLC Annual Report and Accounts for the fiscal year ended December 31, 2019

99.3	2020 Annual General Meeting Proxy Card

99.4	Press release dated May 25, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2020	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary